UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

PYXIS TANKERS INC.

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

Y71726 106

(CUSIP Number)

c/o Pyxis Maritime Corp.

K. Karamanli 59

Maroussi 15125, Greece

+30-210-638-0200

Attn: President

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

June 16, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. Y71726 106

1	Name of Reporting Person; S.S. or I.R.S. Identification No. of Above Person (entities only) Maritime Investors Corp.
2	Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [X]
3	SEC Use Only
4	Source of Funds: WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6	Citizenship or Place of Organization: Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	7	Sole Voting Power: 0
	8	Shared Voting Power: 18,688,919
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 18,688,919

11	Aggregate Amount Beneficially Owned by Reporting Person: 18,688,919
12	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount In Row 11 48.8% *
14	Type of Reporting Person: CO

* Based on 38,316,854 common shares of Pyxis Tankers Inc. (the “Shares”) issued and outstanding as of June 17, 2021.

CUSIP NO. Y71726 106

1	Name of Reporting Person; S.S. or I.R.S. Identification No. of Above Person (entities only) Valentios Valentis
2	Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [X]
3	SEC Use Only
4	Source of Funds: Not applicable
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6	Citizenship or Place of Organization: Greece

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	7	Sole Voting Power:
	8	Shared Voting Power: 18,688,919 *
	9	Sole Dispositive Power:
	10	Shared Dispositive Power: 18,688,919 *

11	Aggregate Amount Beneficially Owned by Reporting Person: 18,688,919 *
12	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount In Row 11 48.8%**
14	Type of Reporting Person: IN

* Shares held by Maritime Investors Corp.

** Based on 38,316,854 Shares issued and outstanding as of June 17, 2021.

This Amendment No. 6 (“Amendment No. 6”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 10, 2015, amended by Amendment No. 1 filed with the Securities and Exchange Commission on June 13, 2017, Amendment No. 2 filed with the SEC on August 10, 2017, Amendment No. 3 filed with the SEC on January 2, 2018, Amendment No. 4 filed with the SEC on November 4, 2019, and Amendment No. 5 filed with the SEC on March 1, 2021 (as amended, the “Schedule 13D”) by Maritime Investors Corp. (“MIC”) and Mr. Valentios Valentis (collectively with MIC, the “Reporting Persons”). The Reporting Persons may constitute a “group” for reporting purposes of Rule 13d-5 under the Securities Exchange Act of 1934, as amended, with respect to their respective beneficial ownership of the Shares (as defined below). Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D.

Information contained herein with respect to each Reporting Person is given solely by such Reporting Person, and no other Reporting Person has responsibility for the accuracy or completeness of information supplied by such other Reporting Person.

This Amendment No. 6 has been filed to reflect the following acquisition of Shares by the Reporting Persons: (1) conversion of $1,000,000 of principal outstanding under the Amended and Restated Promissory Note by and between Pyxis Tankers Inc. and Maritime Investors Corp. as of December 29, 2017, into 1,091,062 restricted Shares; and (2) Maritime Investors Corp.’s purchase of 5,000 Shares on June 16, 2021.

Item 1. Security and Issuer

This Amendment No. 6 relates to shares of common stock, $0.001 par value per share (the “Shares”), of Pyxis Tankers Inc., a Marshall Islands corporation (the “Issuer”). The Issuer’s principal executive offices are located at c/o Pyxis Maritime Corp., K. Karamanli 59, Maroussi 15125, Greece.

Item 2. Identity and Background.

There are no material changes to the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

There are no material changes to the Schedule 13D.

Item 4. Purpose of Transaction

There are no material changes to the Schedule 13D.

Item 5. Interest in Securities of the Issuer

The information set forth in Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a. and b.) According to information received from the Issuer, as of the date of this report, there were 38,316,854 Shares issued and outstanding. Based on the foregoing, the Reporting Persons report beneficial ownership of the following Shares

As of the date hereof, MIC owns 18,688,919 Shares, which represents an aggregate of approximately 48.8% of the issued and outstanding Shares. MIC has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 18,688,919 Shares. MIC has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 18,688,919 Shares.

As of the date hereof, Mr. Valentios Valentis owns all of the outstanding interests in MIC and may be deemed to beneficially own the 18,688,919 Shares owned by MIC, which represents an aggregate of approximately 48.8% of the issued and outstanding Shares. Mr. Valentis has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 18,688,919 Shares. Mr. Valentis has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 18,688,919 Shares.

(c) The information set forth in Item 6 of this Amendment No. 6 is hereby incorporated by reference.

(d) Not applicable.

(e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no material changes to the Schedule 13D.

Item 7. Material to Be Filed as Exhibits

Exhibit Number	Document

1	Amendment No. 3 dated May 27, 2021 to the Amended & Restated Promissory Note in favor of Maritime Investors Corp. issued by Pyxis Tankers Inc. as of December 29, 2017 (incorporated by reference to the Issuer’s Current Report on Form 6-K filed with the SEC on June 4, 2021)

SCHEDULE 13D SIGNATURE PAGE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

MARITIME INVESTORS CORP.

	By:	/s/ Valentios Valentis
	Name:	Valentios Valentis
	Title:	Director

/s/ Valentios Valentis
Valentios Valentis

Dated: June 21, 2021

JOINT FILING AGREEMENT

The undersigned, being duly authorized thereunto, hereby executes this agreement as an exhibit to this Schedule 13D/A with respect to the common shares of Pyxis Tankers Inc. to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, as amended to file this Schedule 13D/A, and any amendment hereto, jointly on behalf of each such party.

MARITIME INVESTORS CORP.

	By:	/s/ Valentios Valentis
	Name:	Valentios Valentis
	Title:	Director

/s/ Valentios Valentis
Valentios Valentis

Dated: June 21, 2021